Filed by American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Realty Capital — Retail Centers of America, Inc. (“RCA”) and American Finance Trust, Inc. (“AFIN”). The following is a letter to be sent to RCA’s stockholders reminding them to vote in connection with the Special Meeting of Stockholders of RCA to be held on February 13, 2017.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

RCA Letter

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

WE NEED YOUR VOTE BEFORE FEBRUARY 13, 2017

Dear Fellow Stockholder,

According to our latest records, we have not received your voting instructions in connection with the Special Meeting of Stockholders being held on Monday, February 13, 2017. Your vote is extremely important no matter how many shares you hold. Your timely response and participation in this important vote will help us to not adjourn the upcoming meeting while we pursue continued proxy solicitation activities.

For the reasons set forth in the proxy statement, dated December 16, 2016, our Board of Directors (“Board”) recommends that you vote “FOR” the proposals described in the proxy statement provided to you beginning in December 2016.

If the proposals are approved, we will merge with American Finance Trust, Inc. (“AFIN”), a publicly registered non-traded real estate investment trust (“REIT”) which is also managed by our external advisor, AR Global Investments, LLC. The Board recommends you approve this merger because, among other things, it:

•	Increases scale and positions the company for future liquidity.
o	The increased size and scale of the combined company is expected to provide better access to capital than is currently available to us, to improve the cost of capital and to position the combined company for future listing(1) or other liquidity options.
•	Maintains the $0.64 per share annual cash distributions currently received by RCA stockholders(2).
o	Each RCA share will receive consideration with a total estimated value of $10.26(3), payable in the form of 0.385 shares of AFIN plus $0.95 in cash.
•	Delivers material cost savings.
o	Annual savings expected in 2017 of $10.9 million from a reduction of $6.1 million(4) in asset management fees and $4.8 million(4) of duplicative corporate general and administrative costs(5).
•	Combines two high quality portfolios to create a diversified REIT with a retail focus.
o	RCA shareholders will own approximately 37%(6) of a national portfolio of retail and triple net lease properties well-positioned for future growth.
•	Diversifies portfolio holdings by type, tenant and geographical location.
o	The merged company has a pro-forma enterprise value(7) of approximately $3.9 billion with rentable square footage growing from 7.5 million to 20.3 million(8) in a portfolio that will include 490 properties located in 39 states in a portfolio which has an overall occupancy of 97.4% and a weighted average lease term of 7.8 years.

The following quick and simple methods to promptly vote your shares are available:

Speak with a Proxy Voting Specialist Live – Please call Broadridge at 1-855-973-0094 to speak live with a proxy voting specialist who will take your vote over the phone.

(If you have your control number available for reference and prefer to use an automated system available 24 hours each day, please dial 1-800-690-6903 and have the control number provided on the voting instructions form included in this package available for reference when using this touch-tone system).
Vote Online at www.proxyvote.com/RCA - Enter the control number on the voting instruction form and follow the prompts.
Vote by Mail - Complete, sign and date the proxy card and return it in the pre-paid envelope provided to you.

Please call our office at 1-866-902-0063 should you wish to discuss the important vote we ask that you cast. You may contact our proxy solicitor and tabulator, Broadridge Investor Communication Solutions, Inc. toll free at 1-855-973-0094 for assistance with voting your shares.

Thank you in advance for your participation in this important vote.

Sincerely,

Edward M. Weil, Jr.

Chief Executive Officer, President and Chairman of the Board of Directors

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

1)	AFIN has received authorization from the New York Stock Exchange (the “NYSE”) (which was received in September 2016 and extended in November 2016) to list the AFIN common stock on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. AFIN does not intend to list its common stock on the NYSE prior to the closing of the merger, and accordingly, at the time of closing, AFIN will be a non-traded entity. While AFIN intends to list the AFIN common stock subsequent to the closing of the merger at a time to be determined by the AFIN board, there can be no assurance as to when or if AFIN common stock will commence trading on the exchange.

2)	Based on exchange ratio of 0.385 and AFIN’s current annualized daily distribution.

3)	The RCA per share merger consideration has an estimated value of approximately $10.26 per RCA share based on the exchange ratio and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17 and cash consideration of $0.95 per share. The AFIN published estimated per share NAV does not represent and AFIN can give no assurance of: (1) the amount at which AFIN’s shares would trade on a national securities exchange, (2) the amount a stockholder would obtain if he or she tried to sell his or her shares or (3) the amount stockholders would receive if AFIN liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. In addition, the estimated per share NAV does not reflect events subsequent to December 31, 2015 that would have affected AFIN’s NAV.

4)	Management fee savings in year 1; base management fee under the new AFIN advisory agreement will increase in subsequent years.

5)	Includes estimated G&A, consisting of reductions in expenses for audit, tax, accounting, legal, and other professional services; estimates prepared by AFIN management.

6)	Based on fully diluted shares outstanding as of December 15, 2016.

7)	Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, respectively.

8)	Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which was completed on January 31, 2017.